Exhibit 99.1

Qutoutiao Inc. Announces Nasdaq Delisting Determination

SHANGHAI, China, March 20, 2023 (GLOBE NEWSWIRE) – Qutoutiao Inc. (“Qutoutiao” or the “Company”) today announced that on March 14, 2023, it received a determination letter (the “Letter”) from the Staff of the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff has determined to delist the Company’s securities from Nasdaq. The determination was based on Listing Rule 5810(c)(3)(D), which requires for a minimum US$1,000,000 market value of publicly held shares. The Company was unable to regain compliance after a 180-day grace period. As previously announced, the Company also currently fails to satisfy the requirement that the closing bid price of its American depositary shares remains at US$1.00 or higher as required by Nasdaq Listing Rule 5810(c)(3)(A) (the “Minimum Bid Price Rule”). The Company is provided with a compliance period of 180 calendar days, or until March 27, 2023, to regain compliance with the Minimum Bid Price Rule. In addition, the Company currently fails to satisfy the requirement to file an interim balance sheet and income statement as of the end of its second quarter ended June 30, 2022 (the “Interim Financials”) on Form 6-K with the Securities and Exchange Commission (the “SEC”) no later than six months following the end of its second quarter ended June 30, 2022, or December 31, 2022 (the “Interim Financials Rule”). Nasdaq has provided the Company with 60 calendar days from the date of the written notice, or March 14, 2023, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for the filing of its Interim Financials, or until July 3, 2023, to regain compliance. The Company has not yet submitted the compliance plan or filed the required Interim Financials. If the Company’s securities fail to regain compliance with the Minimum Bid Price Rule or the Interim Financials Rule, Nasdaq will have additional bases for delisting the Company’s securities.

Pursuant to the Letter, unless the Company requests an appeal of the Staff’s determination, trading of the Company’s American depositary shares will be suspended at the opening of business on March 23, 2023, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company has elected not to appeal the Staff’s determination.

About Qutoutiao Inc.

Qutoutiao Inc. operates a mobile content platform in China with a mission to bring fun and value to its users. The eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has been one of the market leaders of the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 pandemic; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net